SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2005



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F____              Form 40-F    X

      Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes______         No    X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

      This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 6 Pages

                       Exhibits Index appears on Page 3


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                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  CP SHIPS LIMITED
                                                  ----------------
                                                  (Registrant)

Date:  17 October 2005
                                                  By:  /s/ JOHN BAKER
                                                       -------------------------
                                                       Name:  John Baker
                                                       Title: Secretary


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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                      Page
----------------------                                                      ----

         10.1               Press Release of CP Ships Limited                  4
                            "ALL REGULATORY APPROVALS REGARDING
                            TUI'S PROPOSED ACQUISITION OF CP SHIPS
                            OBTAINED OR WAIVED", dated 17 October 2005


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

                                                                  Exhibit 10.1


                   ALL REGULATORY APPROVALS REGARDING TUI'S
              PROPOSED ACQUISITION OF CP SHIPS OBTAINED OR WAIVED



HANOVER, GERMANY AND GATWICK, UK (17th October 2005) - TUI AG and CP Ships Limited jointly announced today that all regulatory approvals required in connection with TUI's proposed acquisition of CP Ships have either been obtained or the requirement to obtain such approvals prior to expiry of the offer have been waived by TUI. Except for this waiver, the terms and conditions previously set forth in the offer continue to be applicable in all respects.

TUI expects to complete the offer shortly after its expiry on October 18, 2005 at 6:00 p.m. Eastern time, provided that at least 66 2/3 per cent of the shares on a fully diluted basis have been deposited to the offer. The offer will not be extended if the 66 2/3 per cent deposit condition is met. If at least 90 per cent of the outstanding shares are deposited to the offer, TUI expects to acquire the balance of the shares in October, 2005 pursuant to the statutory compulsory acquisition provisions contained in the corporate legislation governing CP Ships. If less than 90 per cent of the outstanding shares are deposited to the offer, TUI expects to cause CP Ships to hold a shareholder meeting to approve an amalgamation in order for TUI to obtain 100 per cent of the shares by December 31, 2005.

                                    -ends-

Information on CP Ships
One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets:
TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes. At 30th June 2005, CP Ships' vessel fleet was 82 ships and its container fleet 441,000 TEU. Volume in 2004 was 2.3 million TEU.

CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information, visit the website at www.cpships.com.

Information on TUI
TUI is the European market leader in tourism and, through its wholly owned subsidiary, Hapag-Lloyd, is a leading player in the global market for container shipping.


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The tour operators of TUI trade in 17 European countries. In 2004, the Group had around 18 million customers. TUI now includes about 3,290 travel agencies, 120 aircraft, 42 incoming agencies and 285 hotels with approximately 163,000 beds in 28 countries.

TUI provides its customers with holidays from a single source - from booking in a travel agency, flights, accommodation in the Group's own hotels and customer-care provided by the Group's own incoming agencies. This vertical integration strategy covers the whole value chain in the source markets (sales markets) and the destinations (holiday areas) and provides its customers with high standards of quality from start to finish.

Through its wholly owned subsidiary Hapag-Lloyd, TUI operates one of the world's leading container shipping companies and also operates a fleet of four cruise liners.

The container shipping operation, with 57 container ships, specialises in complex, wide-ranging logistics services. The container ships primarily supply the main routes between Europe and Asia, Europe and North America and North America and Asia. Hapag-Lloyd's container shipping operation transported 2.4 million TEU worldwide in the 2004 financial year.

The cruise ship division is the leading "premium and luxury cruise" tour operator in German-speaking countries. The cruise liners including the 5-star-plus "MS Europa" are at home on all the world's oceans. For further information, visit the websites at www.tui.com / www.hapag-lloyd.com.

Forward looking information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of TUI and CP Ships. Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although each of TUI and CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where the companies operate, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond TUI or CP Ship's insurance coverage's; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ship's restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and the companies' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. TUI and CP Ships undertake no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.


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Media Contacts:
Stefanie Rother, TUI AG
t: +49 511 566 1432
stefanie.rother@tui.com

Klaus Heims, Hapag-Lloyd AG
t: +49 40 3001 2263
klaus.heims@hlag.de

Ian Blair, Hill & Knowlton (TUI/Hapag-Lloyd) t: +1 416 413 4694
m: +1 416 522 0717
ian.blair@hillandknowlton.ca

Elizabeth Canna, CP Ships
t: +44 (0)1293 861 921
m: +41 (0)79 691 3764
elizabeth.canna@cpships.com


Investor Relations Contacts:
Bjorn Beroleit, TUI AG
t: +49 511 566 1310
bjoern.beroleit@tui.com

Jeremy Lee, CP Ships
t: +1 514 934 5254
m: +1 514 502 3112
jeremy.lee@cpships.com


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